UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Atsushi Inamura
Name:	Atsushi Inamura
Title:	Chief Manager, General Affairs
Corporate Administration Division

[Translation]

June 29, 2004

To the Shareholders:

NOTICE OF RESOLUTIONS OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are hereby notified that the matters below were reported and resolved at the 3rd Annual General Meeting of Shareholders of the Company held today.

Yours very truly,

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/s/ NOBUO KUROYANAGI
Nobuo Kuroyanagi President & CEO 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

PARTICULARS

Matters for Reporting:

Report on the Non-Consolidated Balance Sheet as of March 31, 2004, and the Non-Consolidated Statement of Income and the Business Report for the 3rd Business Term (April 1, 2003 to March 31, 2004).

The contents of the Financial Statements above were reported.

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriations of Retained Earnings and Other Capital Surplus for the 3rd Business Term

The matter of Approval of the Proposed Appropriations of Retained Earnings and Other Capital Surplus for the 3rd Business Term was approved and resolved as originally proposed. A year-end dividend of the term under review was decided at ¥6,000 per share. A year-end cash dividend for the Class 1 Preferred Shares for the term under review was decided at ¥41,250 per share (which, together with the interim dividend, resulting in the prescribed total dividend amount of ¥82,500 per share for the term under review). Also, a year-end cash dividend for the Class 2 Preferred Shares for the term under review was decided at ¥8,100 per share (which, together with the interim dividend, resulting in the prescribed total dividend amount of ¥16,200 per share for the term under review).

With respect to other capital surplus, the Company decided that ¥244.2 billion shall be used in redeeming Class 1 Preferred Shares upon a resolution of the Board of Directors as provided for in the Commercial Code and Article 15, Paragraph 2 of the Articles of Incorporation of the Company.

Second Item of Business:	Partial Amendments to the Articles of Incorporation

The matter of the Partial Amendments to the Articles of Incorporation was approved and resolved as originally proposed.

The contents of the amendments are as follows.

By the enactment of the Law for Partial Amendment to the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint-Stock Companies (Kabushiki Kaisha) (Law No. 132 of 2003; effective as of September 25, 2003), it is now possible for the Company to purchase its own ordinary shares by resolution of the Board of Directors in accordance with a provision to this effect in its Articles of Incorporation. Accordingly, in order to gain flexibility in the financial policies, the Company made necessary changes and established necessary provisions in the Articles of Incorporation, enabling the Company to purchase its ordinary shares by resolution of its Board of Directors. In addition, with respect to the supplement provisions concerning the effective date of the system for requesting the Company to sell fractional shares as interim measures, such provisions were deleted from the Articles of Incorporation, because the said provisions have lapsed.

Third Item of Business:	Election of Seven (7) Directors

Regarding the Election of Seven (7) Directors, five (5) Directors, namely Messrs. Akio Utsumi, Shigemitsu Miki, Tatsunori Imagawa, Hajime Sugizaki and Ryotaro Kaneko were reappointed and reassumed their offices. Messrs. Kinya Okauchi and Takuma Otoshi were newly elected and assumed their offices.

Messrs. Ryotaro Kaneko and Takuma Otoshi are outside Directors to comply with the requirement under Item 7-2 Paragraph 2, Article 188 of the Commercial Code of Japan.

Fourth Item of Business:	Election of One (1) Corporate Auditor

Regarding the Election of One (1) Corporate Auditor, Mr. Kunio Ishihara was newly appointed and assumed his office.

Fifth Item of Business:	Granting of Retirement Gratuities to Retiring Directors and Resigned Corporate Auditor

Regarding Granting of Retirement Gratuities to Retiring Directors and Resigned Corporate Auditor, it was resolved that the retirement gratuities of three (3) retired Directors, namely Messrs. Tadahiko Fujino, Katsunori Nagayasu and Kunio Ishihara, and resigned Corporate Auditor, Mr. Takuo Oi shall be paid within reasonable amounts to be determined in accordance with the prescribed standards of the Company. The determination of the amount and the date of presentation and methods thereof, etc. shall be entrusted to the Board of Directors in case of the retired Directors and to be determined among Corporate Auditors in case of the resigned Corporate Auditors.

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